UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

22/F, South Finance Center, No. 6 Wuheng Road

Tianhe District, Guangzhou City, Guangdong Province

People’s Republic of China

+86-20-62316688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

On April 30, 2026, CNFinance Holdings Limited (the “Company”) issued press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release: CNFinance Files Annual Report on Form 20-F for Fiscal Year 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date:	April 30, 2026	By:	/s/ Bin Zhai
			Name:	Bin Zhai
			Title:	Chief Executive Officer and Chairman

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